EXHIBIT 99.1

BrainsWay Enhances Senior Leadership with Promotion and New Executive Addition

Hadar Levy Promoted to Senior Vice President and General Manager of North America

Company Appoints Seasoned Medical Technology Finance Professional, Judith Huber, as Senior Vice President and Chief Financial Officer

PATTERSON, N.J. and JERUSALEM, May 06, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today announced that Hadar Levy has been promoted to Senior Vice President and General Manager of North America, and Judith Huber has been appointed the Company’s Senior Vice President and Chief Financial Officer, effective May 11, 2020.  Mr. Levy will oversee BrainsWay’s North American business, including sales, operations, customer service, field engineering, and customer training.  He is the Company’s current Chief Financial Officer and Chief Operating Officer.  Ms. Huber has more than 30 years of experience in strategic and financial planning, financial reporting, financial analysis, budgeting, auditing, capital raising, and investor relations.

“I am very pleased to announce Hadar’s promotion to Senior Vice President and General Manager of North America, the geography currently responsible for over 90 percent of our revenues.  Hadar is an integral leader at BrainsWay and I am excited that he has agreed to take on these expanded responsibilities,” said Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay.  “Hadar has been with the Company for nearly six years, and has been a key contributor to our strong growth and the transformation of our business model.”

“Judy is a veteran finance professional and her addition strengthens our overall management team.  She has held a multitude of financial leadership positions in both private and public companies,” stated Dr. von Jako.  “She has extensive experience overseeing the finance function at various medical technology companies, managing the external financial reporting process, and has led multiple financings.  Judy is a proven leader and we look forward to her contributions to our already strong financial infrastructure.”

“I am thrilled to lead the financial operations for this growing and dynamic company,” said Ms. Huber.  “Demand for the Deep Transcranial Magnetic Stimulation system (Deep TMS) continues to grow in multiple large indications, and I am eager to work with the management team to further accelerate commercialization and market adoption in the U.S. and around the globe.  I look forward to leveraging my financial expertise to support BrainsWay’s goal of creating long-term shareholder value.”

Most recently, Ms. Huber served as CFO of NinePoint Medical, Inc., a privately-held, advanced image guidance company, where she led multiple financings.  Prior to NinePoint Medical, Ms. Huber served as CFO of ConforMis, Inc., a patient-specific orthopedic implant company, where she established the company’s finance infrastructure.  Previously, Ms. Huber served as Vice President and Corporate Controller of NxStage Medical, a home hemodialysis company recently acquired by Fresenius Medical, where she oversaw the company’s financial reporting to the Securities and Exchange Commission.  Earlier in her career, Ms. Huber held increasingly senior finance roles with C.R. Bard within their cardiology and surgical divisions.

Ms. Huber holds an MBA from Babson College and a B.S. degree in Accounting from the State University of New York at Geneseo.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting and planning clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Investor Contact:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com